Exhibit II

NORDIC INVESTMENT BANK

Schedule of External Floating Indebtedness as of December 31, 2016

Currency	Amounts outstanding at December 31, 2016 in currency of borrowing	Amounts outstanding at December 31, 2016 in EUR
EUR	1,053,613,373.99	1,053,613,373.99
USD	289,882,915.50	275,005,137.56
ISK	27,000,000.00	227,272.73

		1,328,845,784.28